yw

PUBLIC DOCUMENT

18001718

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
MAR 01 2018
Washington DC
415

| SEC FILE NUMBER |
|---|
| 8-31461 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cuttone & Company, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Wall Street
(No. and Street)

| New York | NY | 10005 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Annette Scuteri (646) 943-5463
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co., LLP
(Name – *if individual, state last, first, middle name*)

| 1375 Broadway, 15th Floor | New York | NY | 10018 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DB

## OATH OR AFFIRMATION

I, Donato A. Cuttone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cuttone & Company, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

ROGER BARRA
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES FEB 22, 2021

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

cuttone&company

# CUTTONE & COMPANY, LLC

***Statement of Financial Condition***

***December 31, 2017***

***(Filed Pursuant to Rule 17a-5(e)(3)***

***Under the Securities Exchange Act of 1934)***

**as a PUBLIC DOCUMENT**

# CUTTONE & COMPANY, LLC

***Table of Contents***
***December 31, 2017***

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Cuttone & Company, LLC
New York, New York

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cuttone & Company, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Cuttone & Company, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of Cuttone & Company, LLC's management. Our responsibility is to express an opinion on Cuttone & Company, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cuttone & Company, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

**RAICH ENDE MALTER & CO. LLP**

We have served as Cuttone & Company, LLC's auditor since 2005.
New York, New York
February 28, 2018

# CUTTONE & COMPANY, LLC

***Statement of Financial Condition***
***December 31, 2017***

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 502,228 |
| Receivables from clearing and other brokers | 1,191,230 |
| Deposit accounts with clearing brokers | 851,023 |
| Furniture, equipment, and leasehold improvements | 3,515 |
| Prepaid expenses and other assets | 293,677 |
| | $ 2,841,673 |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| ***Liabilities*** | |
| Accounts payable and accrued expenses | $ 797,121 |
| Commissions payable | 650,098 |
| | 1,447,219 |
| ***Member's Equity*** | 1,394,454 |
| | $ 2,841,673 |

*The accompanying notes are an integral part of this financial statement.*

1 - ORGANIZATION AND BUSINESS

Cuttone & Company, Inc. (the "Company") was organized on January 21, 2016 under the laws of the State of New York. The Company is a wholly-owned subsidiary of Cuttone Holdings, LLC (the "Holding Company").

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to the Securities Exchange Act of 1934. It is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ('SIPC').

The Company executes orders on behalf of other brokerage firms and institutional customers. All securities transactions are cleared through other broker-dealers (the "Clearing Brokers") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3(k)(2)(ii). The Company executes proprietary trading of securities for its own account.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Basis of Presentation*** – The accompanying financial statements of the Company have been prepared in accordance with accounting principal generally accepted in the United States of America ("US GAAP").

b. ***Property & Equipment*** – Furniture, equipment, and leasehold improvements are stated at cost net of accumulated depreciation.

c. ***Income Taxes*** – The Company is a single member limited liability company and is therefore a disregarded entity for tax purposes. The Holding Company, the sole member of the Company, files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions inclusive of the Company's assets, liabilities, income and expenses. The Holding Company is a limited liability company electing to be treated as a partnership for tax purposes. Accordingly, no provision has been made for U.S. federal or New York State income taxes since, as a partnership, taxable income or losses are reported by the partners. There has been a provision made for the New York City tax liability attributed to the Company which is payable by the Holding Company, its sole member, responsible for these taxes.

The Holding Company may be subject to potential examination by U.S. federal, U.S. state or foreign jurisdiction authorities (Tax Authorities) in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company recognizes and measures its unrecognized tax benefits in accordance with GAAP. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. The Company has no uncertain tax positions at December 31, 2017. In the event that Tax Authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in income taxes payable.

d. ***Use of Estimates*** - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3 - Receivables from Clearing and Other Brokers

The clearing and depository operations for the Company's and customers' securities transactions are provided by clearing brokers pursuant to clearance agreements.

As of December 31, 2017, the amount due from clearing and other brokers includes commissions earned and not paid out by the clearing brokers and direct billings to various other brokers, net of applicable clearing charges and fees. In addition, the Company has cash balances at the clearing brokers, including the required clearing deposits and minimum equity accounts pursuant to the clearing agreements.

Amounts receivable from clearing and other brokers at December 31, 2017 consist of the following:

| | |
|---|---|
| Commissions and cash balances due from clearing brokers | $ 883,915 |
| Brokerage deposits | 851,023 |
| Direct billing due from other brokers | 367,795 |
| Less: Due to clearing brokers | (60,480) |
| | $ 2,042,253 |

Pursuant to the clearing agreements, the Company may offset receivable and payable balances in the accounts held at the clearing brokers.

## 4 - Furniture, Equipment and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost and are summarized at December 31, 2017 as follows:

| | |
|---|---|
| Furniture and equipment | $ 410,255 |
| Leasehold improvements | 302,900 |
| | 713,155 |
| Less: Accumulated depreciation and amortization | 709,640 |
| | $ 3,515 |

5- RELATED PARTY TRANSACTIONS

The Company advanced funds to the Holding Company and members of the Holding Company. Such advances are non-interest bearing and are due on demand. At December 31, 2017, the amount due from related parties was $192,922 and was included in prepaid expenses and other assets in the accompanying Statement of Financial Condition.

6- COMMITMENTS AND CONTINGENCIES

The Company is obligated under an operating lease for its office equipment. Leased office equipment is subject to a 48 month term lease expiring 2019.

Future minimum lease payments under this operating lease at December 31, 2017 are as follows:

| | | |
|---|---|---|
| For the Year Ended December 31, 2018 | $ | 4,500 |
| 2019 | | 1,875 |
| | $ | 6,375 |

7 - CONCENTRATION

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with quality institutions. At times, balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. As of December 31, 2017, the Company's cash and cash equivalents balances on deposit exceeded FDIC insurance limits by $251,228.

8 - PENSION PLAN

The Company maintains an employer non-contributory 401(k) plan which covers all employees who meet the prescribed eligibility requirements. Employees may contribute a percentage of their eligible compensation up to the maximum allowable by law.

9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of uniform minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital, as defined, of $1,028,661 which was $928,661 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.4 to 1.

10 - OFF-BALANCE-SHEET RISK

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.